Exhibit 99.3

CONTRIBUTION AND WARRANTS PURCHASE AGREEMENT
This CONTRIBUTION AND WARRANTS PURCHASE AGREEMENT (this “Agreement”) dated as of August 4, 2026, is entered into by and between CCM Frontier JV Holdco, LLC, a Delaware limited liability company (the “Contributor”), and Frontier Power USA Parent, LLC, a Delaware limited liability company (the “Company”). The Contributor and the Company are referred to herein collectively as the “Parties” and each, a “Party.”
WHEREAS, the Company has been formed as a limited liability company under the Delaware Limited Liability Company Act and is currently governed by that certain Limited Liability Company Agreement of Frontier Power USA Parent, LLC, dated as of May 7, 2026 (the “Original Company Agreement”);
WHEREAS, pursuant to that certain Amended and Restated Equity Term Sheet, dated as of June 30, 2026, among the Company, the Contributor, Eos and HBC (as defined below) (the “Term Sheet”), the Contributor agreed to contribute $100,000,000 to the Company (the “CCM Commitment”), a portion of which may be contributed and utilized prior to Closing;
WHEREAS, immediately prior to the consummation of the transactions contemplated herein and pursuant to that certain Contribution and Warrants Issuance Agreement, by and between Eos and the Company, dated as of the date hereof (the “Eos Contribution Agreement”), Eos Energy Enterprises Inc. (“Eos”) will contribute to the Company (i) $112,637,878.86 in cash, (ii) certain warrants to purchase 20,017,772 shares of common stock of Eos (“Eos Common Shares”) at the exercise price of $5.481 per Eos Common Share (such warrants, collectively, the “CCM Warrants”), and (iii) certain warrants to purchase 10,008,886 Eos Common Shares at the exercise price of $5.481 per Eos Common Share (such warrants, the “HBC Warrants”, and, together with the CCM Warrants, the “Warrants”) as capital contribution, in exchange for 112,637,879 Class B Units of the Company. The Warrants shall be governed by that certain Warrant Agreement, dated as of August 4, 2026, by and between the Eos and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agreement”);
WHEREAS, FPU Development Member, LLC, a Delaware limited liability company (“FPU Development Member”), has been formed as a limited liability company pursuant to a certificate of formation and a limited liability company agreement (as amended, the “FPU Company Agreement”);
WHEREAS, the Contributor owns 100% of the limited liability company interest in FPU Development Member (the “FPU Interests”);
WHEREAS, the Contributor owns or controls certain contracts, contacts, investment opportunities, subject matter expertise and other going concern value with respect to the Frontier power platform developed by affiliates of the Contributor (the “Goodwill”);
WHEREAS, the Contributor desires to cause the Company to receive the benefit of the Goodwill (such contribution, the “Goodwill Contribution”), as contribution to capital;
WHEREAS, the Contributor desires to pay to the Company, $16,172,514.63 in cash (“Cash Payment Amount”), of which (i) cash in an amount equal to the Cash Contribution Amount, as determined under Section 3 of this Agreement, will be paid to the Company (the “Cash Contribution”), and (ii) cash in an amount equal to the fair market value of the CCM Warrants, as determined under Section 3 of this Agreement (the “Warrant Value”), will be paid to the Company as consideration for the CCM Warrants (the “Warrant Purchase”);
WHEREAS, the Contributor desires to contribute, assign, transfer, convey and deliver the FPU Interests to the Company, free and clear of all liens, preemptive rights, restrictions on transfer, rights of first refusal and similar restrictions, other than those set forth in the FPU Company Agreement or arising under applicable securities laws and regulations, (“FPU Contribution”), as a capital contribution, and the Company shall be admitted as the substitute and sole member of FPU Development Member;
WHEREAS, at the direction, on behalf, and for the benefit of the Company, the Contributor has paid $15,000,000 (“Reservation Contribution”) to Eos Energy Storage LLC, to satisfy the non-refundable deposit requirement under that certain Purchase Commitment and Capacity Reservation Agreement, dated as of May 12, 2026, by and between the Company and Eos Energy Storage LLC;
WHEREAS, the Company hereby ratifies and confirms the Reservation Contribution and agrees that such payment shall be credited as a capital contribution to the Company by the Contributor;
WHEREAS, at the direction, on behalf, and for the benefit of the Company, the Contributor has paid $35,000,000 (the “PO Contribution”) to Eos Energy Storage LLC, pursuant to that certain Purchase Order, dated as of June 16, 2026, by and between the Contributor and Eos Energy Storage LLC, for the purchase of certain battery storage equipment for the 100MW / 400 MWh AC Redbird Project (the “Purchase Order”);
WHEREAS, the Company hereby ratifies and confirms the PO Contribution and agrees that such payment shall be credited as a capital contribution to the Company by the Contributor;
WHEREAS, the Company acknowledges and agrees that the Capital Contribution (as defined below) constitutes full and complete satisfaction of the CCM Commitment;

WHEREAS, in consideration for the Goodwill Contribution, Cash Contribution, FPU Contribution, Reservation Contribution and PO Contribution (collectively, the “Capital Contribution”, and together with the Warrant Purchase, the “Contribution and Warrant Purchase”), the Company shall issue 50,000,001 Class A-1 Units (as defined in the Company Agreement (as defined below)) of the Company and 100,000,000 Class A-2 Units (as defined in the Company Agreement (as defined below)) of the Company to the Contributor (the Class A-1 Units and the Class A-2 Units issued by the Company to the Contributor in exchange for the Capital Contribution pursuant to this Agreement are referred to herein collectively as the “Contribution Units”);
WHEREAS, in consideration for the payment of cash in an amount equal to the Warrant Value, the Company shall sell and deliver to the Contributor the CCM Warrants;
WHEREAS, immediately following the consummation of the transactions contemplated in the Eos Contribution Agreement, and contemporaneously with the consummation of the transactions contemplated herein and pursuant to that certain Contribution and Warrants Purchase Agreement, by and between HBC MSF Capital Solutions Blocker II LLC (“HBC”) and the Company, dated as of the date hereof (the “HBC Contribution Agreement”), HBC will pay to the Company $50,000,000 in cash and shall receive (i) 50,000,000 Class C Units of the Company and (ii) the HBC Warrants; and
WHEREAS, in connection with the transactions contemplated by this Agreement, the Eos Contribution Agreement, and the HBC Contribution Agreement, the Original Company Agreement will be amended and restated in its entirety pursuant to that certain Amended and Restated Limited Liability Company Agreement of the Company, to be dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Company Agreement”).
NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, and intending to be legally bound hereby, the Parties hereby covenant and agree as follows:
1. Contribution and Acquisition. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated hereby (the “Closing”):
(a) the Contributor shall contribute, transfer and deliver, or cause to be contributed, transferred and delivered, to the Company the Goodwill Contribution, Cash Contribution and FPU Contribution and the Company shall, in exchange therefore, issue to the Contributor (A) 50,000,001 Class A-1 Units of the Company and (B) 100,000,000 Class A-2 Units of the Company in exchange therefor; and
(b) the Contributor shall pay, or cause to be paid to the Company, cash in an amount equal to the Warrant Value, and the Company shall sell, transfer, convey, and deliver the CCM Warrants to the Contributor, or cause the CCM Warrants to be registered in the name of the Contributor on the books and records of Eos in accordance with the Warrant Agreement, to the Contributor in exchange therefor.
2. No Other Consideration. Except for the issuance of the Contribution Units and the sale of CCM Warrants to Contributor, no other consideration shall be payable by the Company in respect of the Contribution and Warrant Purchase.
3. Closing; Post-Closing Valuation.
(a) The Closing shall take place on the date hereof. At the Closing, (i) the Company Agreement shall have been duly executed and delivered by the parties thereto, (ii) the Contributor shall make, or shall have made or caused to be made, the contributions in accordance with Section 1(a) through Section 1(d), (iii) the Company shall issue the Contribution Units to the Contributor, free and clear of all liens, preemptive rights, restrictions on transfer, rights of first refusal and similar restrictions, other than those set forth in the Company Agreement or arising under applicable securities laws and regulations, and make the book and record entries contemplated by this Agreement, and (iv) the Company shall deliver the CCM Warrants to the Contributor (or cause the CCM Warrants to be registered in the name of the Contributor on the books and records of Eos in accordance with the Warrant Agreement).
(b) As promptly as practicable following the Closing (and in any event within 30 days following the Closing), the Company shall reasonably determine the Warrant Value and Cash Contribution Amount with the sum of the Warrant Value and Cash Contribution Amount being equal to the Cash Payment Amount; provided that the Company shall consult with Eos in good faith regarding such determinations of the Warrant Value and Cash Contribution Amount.

4. Representations and Warranties of the Contributor. To induce the Company to issue the Contribution Units to the Contributor and to transfer the CCM Warrants to the Contributor as herein provided, the Contributor represents and warrants to the Company, each and all of which shall survive the consummation of the transactions contemplated herein, that (a) the Contributor is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, (b) the Contributor has all requisite limited liability company power and authority to execute and deliver this Agreement and the Company Agreement and to consummate the transactions contemplated hereby and thereby, (c) this Agreement has been duly authorized, executed and delivered by the Contributor and constitutes the legal, valid and binding obligation of the Contributor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity, (d) except for waivers or consents that have been obtained or are in full force and effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violates the organizational documents of the Contributor, applicable law or any material agreement binding on the Contributor or any of its material assets, (e) no action is pending or, to the actual knowledge of the Contributor, threatened against the Contributor that challenges or could reasonably be expected to prevent, delay, make illegal or otherwise interfere with the transactions contemplated by this Agreement, (f) the Contributor has not incurred or become liable for any broker’s commission or finder’s fee relating to the transactions contemplated by this Agreement, (g) the Contributor has, or at Closing will have, sufficient cash in immediately available funds to pay the Cash Payment Amount in accordance with this Agreement, and such funds are not subject to any lien, claim or other encumbrance that would impair the Contributor’s ability to transfer such funds to the Company, (h) at the Closing, upon the consummation of the FPU Contribution, the Company will have good and valid title to the FPU Interests, free and clear of all liens,  encumbrances, security interests, pledges, charges and adverse claims of any kind (other than restrictions under applicable securities laws and FPU Company Agreement), and (i) the Contribution Units to be acquired by the Contributor pursuant to this Agreement are being acquired for the Contributor’s own account, not as a nominee or agent for any other person, and without a view to the distribution of such Contribution Units or any interest therein in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws.
5. Representations and Warranties of the Company. The Company represents and warrants to the Contributor, each and all of which shall survive the consummation of the transactions contemplated herein, that (a) the Company is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, (b) the Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the Company Agreement and to consummate the transactions contemplated hereby and thereby, (c) this Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity, (d) the execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement by the Company, will not (1) conflict with or result in a breach of or a default under any of the terms or provisions of, (A) the Company’s certificate of formation or Company Agreement in effect as of the date of the Agreement, or (B) of any material provision of any indenture, mortgage, deed of trust or other material agreement or instrument to which the Company is a party or by which it or any of its material properties or assets is bound, (2) result in a violation of any provision of any applicable law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company, or any of its material properties or assets, or (3) result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Company or any of its subsidiaries pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of their material properties or assets is subject, except in the case of clauses (1)(B), (2) or (3) for any such conflicts, breaches, or defaults or any liens, charges, or encumbrances which would not have a Material Adverse Effect (as defined below), (e) except for waivers or consents that have been obtained or are in full force and effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violates the organizational documents of the Company, applicable law or any material agreement binding on the Company or any of its material assets, (f) no action is pending or, to the actual knowledge of the Company, threatened against the Company that challenges or could reasonably be expected to prevent, delay, make illegal or otherwise interfere with the transactions contemplated by this Agreement, (g) the Company has not incurred or become liable for any broker’s commission or finder’s fee relating to the transactions contemplated by this Agreement, (h) when issued in accordance with this Agreement, the Contribution Units will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens, preemptive rights, restrictions on transfer, rights of first refusal and similar restrictions, other than those set forth in the Company Agreement or arising under applicable securities laws and regulations, (i) at the Closing, the Company will have good and valid title to the CCM Warrants, free and clear of all liens, encumbrances, security interests, pledges, charges and adverse claims of any kind (other than restrictions under applicable securities laws and the terms of the Warrant Agreement), with full right, power and authority to sell, assign, transfer and deliver the CCM Warrants to the Contributor, which to the knowledge of the Company, are duly authorized, validly issued and constitute the legal, valid and binding obligation of Eos, enforceable against Eos in accordance with the Warrant Agreement, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity, (j) the Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance and delivery, as applicable, of the Contribution Units and Warrants hereunder, and (k) contemporaneously with the consummation of the transactions contemplated under this Agreement, the transactions contemplated under the Eos Contribution Agreement, the HBC Contribution Agreement, the Rights Offering (as defined in the Term Sheet) shall have been or will be consummated in accordance with the terms thereof. For purposes of this Agreement, “Material Adverse Effect” shall mean any material adverse effect on the business, operations, properties, prospects, or financial condition of the Company and its subsidiaries and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its obligations under this Agreement in any material respect.
6. Compliance with Laws. Each Party represents and warrants that such Party is not, and in the last five years has not been, (a) in violation of any applicable anti-money laundering, anti-bribery or anti-corruption laws or regulations, (b) a person that is the target of any economic sanctions enforced or administered by the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Kingdom, the European Union or any of its member states (collectively, “Sanctions”), (c) a person that has been determined by competent authority to be subject to Sanctions, or (d) owned or controlled by, or acting for or on behalf of, any person that is the target of Sanctions or has been determined by competent authority to be subject to Sanctions. The Contributor further represents and warrants that the funds used to pay the Cash Payment Amount have not been derived from unlawful activity, do not constitute proceeds of crime and have been maintained in material compliance with applicable Sanctions and applicable anti-money laundering laws.

7. Consequential Damages. No Party shall be liable under this Agreement for punitive, special, consequential or exemplary damages, except to the extent actually awarded to a third party in connection with a third-party claim.
8. Records; Admission.
(a) Promptly following the Closing, the Company will record in its books and records and register of members the issuance of the Contribution Units to the Contributor and the receipt of the Contribution. No certificates will be issued with respect to the Contribution Units unless otherwise required by the Company Agreement.
(b) Upon the Closing, the Company shall be admitted to FPU Development Member as the substitute and sole member thereof and shall be bound by all of the terms and provisions of the FPU Company Agreement, and the Contributor shall cease to be a member of, and shall thereupon cease to have or exercise any right or power as a member of, FPU Development Member.
9. Restrictions. The Contributor acknowledges and agrees that (a) the issuance of the Contribution Units is intended to be exempt from registration under the Securities Act, (b) none of the Contribution Units have been registered under the Securities Act or any securities or “blue sky” laws of any state, (c) there is no existing public or other market for the Contribution Units, and there can be no assurance that the Contributor will be able to dispose of the Contribution Units, (d) none of the Contribution Units may be transferred, pledged, hypothecated or otherwise assigned unless such Contribution Units are registered under the Securities Act or an exemption from such registration is available, in each case in accordance with any applicable securities or “blue sky” laws of any state, (e) upon issuance to the Contributor, the Contribution Units will be subject to the transfer restrictions and the other terms and conditions of the Company Agreement, and (f) the CCM Warrants may not be transferred or exercised except in compliance with the terms of the Warrant Agreement and applicable securities laws.
10. Further Assurances. From time to time, the Parties shall cooperate with one another and execute and deliver, or cause to be executed and delivered, all such further instruments and agreements and take such further acts and actions as may be reasonably necessary or desirable to consummate and give effect to the transactions contemplated by this Agreement, including any assignments, wire confirmations, consents, approvals, filings, certificates, tax forms, Company and FPU Development Member record updates, amendments, joinders to the Company Agreement or FPU Company Agreement, warrant transfer documentation, and other instruments necessary or advisable to evidence or implement the Contribution, the issuance of the Contribution Units, and the Warrant Purchase.
11. Tax Treatment. For U.S. federal and applicable state and local income tax purposes, the Parties intend that (i) the Capital Contribution be treated for U.S. federal and applicable state and local income tax purposes as an exchange of Capital Contribution for Contribution Units described in Section 721(a) of the Code in which no gain or loss is recognized and a “bargain purchase” that does not give rise to an initial capital shift between the partners and (ii) the acquisition and sale of CCM Warrants as a purchase of the CCM Warrants for cash in an amount equal to the Warrant Value, and each Party shall file all tax returns and reports consistently with such treatment unless otherwise required by applicable law.
12. Expenses. Except as otherwise expressly set forth in this Agreement, the Company Agreement or the FPU Company Agreement, all costs and expenses incurred in connection with this Agreement, the Company Agreement, the FPU Company Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring such cost or expense.
13. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder, whether by operation of law or otherwise, without the prior written consent of the other Party, and any attempted assignment in violation of this Section shall be null and void.
14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement. Signatures delivered by an electronic signature program, by facsimile or by email transmission in portable document format shall be deemed delivery of an original executed counterpart and shall be binding on each Party.
15. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning and interpretation of this Agreement.
16. Third Party Beneficiaries. Nothing herein, express or implied, is intended to or shall be construed to confer upon or give to any person or entity other than the Parties and their respective successors and permitted assigns any rights, remedies or other benefits under or by reason of this Agreement.
17. Recitals. The recitals set forth at the beginning of this Agreement are true and correct and incorporated into this Agreement by this reference.
18. Entire Agreement; Amendments; Waivers. This Agreement, together with the Company Agreement, the FPU Company Agreement, the Warrant Agreement with respect to the CCM Warrants, and any instruments delivered in connection herewith, constitutes the full and complete agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, whether written or oral, with respect to such subject matter. This Agreement may be amended, modified or supplemented only by a written instrument executed by each Party. No waiver of any provision of this Agreement shall be effective unless set forth in a writing executed by the Party against whom such waiver is sought to be enforced, and no waiver or failure to insist upon strict compliance with any obligation, covenant, agreement or condition hereunder shall operate as a waiver of, or estoppel with respect to, any other provision or of the same provision on any other occasion.

19. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement, and the Parties shall negotiate in good faith to replace such provision with a valid, legal and enforceable provision that, to the greatest extent possible, preserves the original intent and economic effect of such provision and permits the transactions contemplated hereby to be consummated as originally contemplated to the fullest extent possible.
20. Governing Law. This Agreement, and any legal or judicial proceeding that may be based upon, arise out of or relate to this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to conflict of laws principles that would result in the application of the laws of any other jurisdiction.
21. Submission to Jurisdiction. Any legal or judicial proceeding that may be based upon, arise out of or relate to this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement, shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or any other Delaware state court, and each Party irrevocably submits to the exclusive jurisdiction of such courts, waives any objection to venue or to convenience of forum, agrees that all claims in respect of any such proceeding shall be heard and determined only in such courts and agrees not to bring any such proceeding in any other court; provided that a judgment rendered by such Delaware courts may be enforced in any court having competent jurisdiction.
22. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.
23. Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages and without the necessity of posting any bond or other security, in addition to any other remedy to which they are entitled at law or in equity.
24. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the persons that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party.
25. Effectiveness. This Agreement shall become effective when each Party has received a counterpart hereof signed by the other Party, and the transactions contemplated hereby shall be consummated at the Closing.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.
CONTRIBUTOR: CCM FRONTIER JV HOLDCO, LLC
By:	/s/ Jake Hansen
Name:	Jake Hansen
Title:	President

COMPANY: FRONTIER POWER USA PARENT, LLC
By:	/s/ Jake Hansen
Name:	Jake Hansen
Title:	President